Exhibit 99.19
Notice to ASX/LSE

Rio Tinto to review future of New Zealand’s Aluminium Smelter
23 October 2019

Rio Tinto will conduct a strategic review of its interest in New Zealand’s Aluminium Smelter (NZAS) at Tiwai Point, to determine the operation’s ongoing viability and competitive position.

Under current market conditions and with high energy costs, we expect the short to medium outlook for the aluminium industry to be challenging and this asset to continue to be unprofitable. Rio Tinto intends to hold discussions with the Government of New Zealand and energy providers to explore options and identify economically viable solutions to find a pathway to profitability for the asset.

Rio Tinto Aluminium chief executive Alf Barrios said “The aluminium industry is currently facing significant headwinds with historically low prices due to an over-supplied market. This means that many aluminium providers are reviewing their positions.

“Rio Tinto will work with all stakeholders including the government, suppliers, communities and employees in order to find a solution that will ensure a profitable future for this plant.”

The strategic review will consider all options, including curtailment and closure and will be complete in the first quarter in 2020.

NZAS is a joint venture between Rio Tinto (79.36%) and Sumitomo Chemical Company Limited (20.64%) and employs around 1000 people.

Contacts

media.enquiries@riotinto.com riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404